

U 12060957

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABAX Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 HIGH STREET, SUITE 701
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St Suite 3100 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tina Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABAL Brokerage Services LLC, as of March 21, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ISABELLA SENISE
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01SE5084275
COMMISSION EXPIRES 09/02/2013

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

ABAX Brokerage Services LLC

December 31, 2011

Contents

 Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Members
ABAX Brokerage Services LLC

We have audited the accompanying statement of financial condition of ABAX Brokerage Services LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABAX Brokerage Services LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

March 14, 2012

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash	$ 371,673
Commissions receivable	363,472
Fixed assets, net	90,569
Income tax receivable	89,679
Other assets	34,400
Total assets	$ 949,793
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts payable and accrued liabilities	$ 302,044
Member's capital	647,749
Total liabilities and member's capital	$ 949,793

The accompanying notes are an integral part of this financial statement.

ABAX Brokerage Services LLC

STATEMENT OF INCOME

Year ended December 31, 2011

Revenues	
Commission income	$ 5,576,802
Expenses	
Commission expenses	3,118,719
Salaries and wages	185,850
Regulatory fees and expenses	68,261
Professional fees	418,140
Travel and entertainment	614,698
General and administrative	201,111
Depreciation	3,902
Taxes	111,121
Total expenses	4,721,802
Net income	$ 855,000

The accompanying notes are an integral part of this financial statement.

ABAX Brokerage Services LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended December 31, 2011

	Common stock	Additional paid-in capital	Retained earnings	Total equity	Total member's capital
Balance, January 1, 2011	$ 10	$ 14,990	$ 42,749	$ 57,749	$ -
Reorganization from a "C" corporation to LLC	(10)	(14,990)	(42,749)	(57,749)	57,749
Net income	-	-	-	-	855,000
Member redemptions	-	-	-	-	(265,000)
Balance, December 31, 2011	$ -	$ -	$ -	$ -	$ 647,749

The accompanying notes are an integral part of this financial statement.

ABAX Brokerage Services LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Cash flows from operating activities	
Net income	$ 855,000
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,902
Operating assets and liabilities changes	
Increase in commissions receivable	(271,672)
Increase in other assets	(124,079)
Increase in accounts payable	238,482
Net cash provided by operating activities	701,633
Cash flows used for investing activities	
Purchases of fixed assets	(94,471)
Cash flows used for financing activities	
Member redemptions	(265,000)
Net increase in cash	342,162
Cash, beginning of year	29,511
Cash, end of year	$ 371,673

The accompanying notes are an integral part of this financial statement.

NOTE A - ORGANIZATION

ABAX Brokerage Services LLC ("ABAX" or the "Company") (formerly, ABAX Brokerage Services, Inc.) is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds, selling variable life insurance or annuities, and private placement of securities. On February 4, 2012, ABAX Brokerage Services, Inc. was converted into a limited liability corporation and renamed ABAX Brokerage Services LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Cash

The Company maintains deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Company is currently in excess of FDIC insurance coverage by $121,673.

3. Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of 3 years.

4. Revenue Recognition

Revenue is recognized as earned or contractually due in accordance with respective agreements between the Company and other entities.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Income Taxes

The Company, with the consent of its single member, has elected to be taxed as a disregarded entity under sections of the federal and state income tax law which provides that the Company's items of income, deductions, losses and credits are allocated fully to the Member. As a result of this election, no income taxes have been recognized in the accompanying financial statements. As a result, the Company filed a final tax return with an estimated tax payment with the Internal Revenue Service ("IRS"). The Company received a tax refund of $89,679 in March 2012 upon final approval from the IRS.

No federal or state taxes have been provided on profits of the Company since the Member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2011, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of income. During the year, the Company did not incur any interest or penalties.

NOTE C - FIXED ASSETS

Fixed assets consist of the following:

	Depreciable lives	December 31, 2011
Leasehold improvements	3 years	$ 26,613
Office equipment and furniture	5 years	67,858
		94,471
Less accumulated depreciation		3,902
Total		$ 90,569

NOTE D - RELATED PARTY TRANSACTIONS

Under a servicing agreement, the Member pays certain of the Company's operational expenses. Commission expenses directly related to commission income generated are paid by the Company. The operating results or financial condition may have been significantly different had the Company been autonomous. The Company is also allocated rent expense from the Member, which has a long-term operating lease for office space. Rent expense allocated to the Company for the year ended December 31, 2011 was $51,824.

NOTE E - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

NOTE F - NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregated indebtedness at December 31, 2011, as defined. At December 31, 2011, the Company's net capital was $69,629, which was $49,493 in excess of its minimum requirement of $20,136. The Company's ratio of aggregate indebtedness to net capital was approximately 433.79%.

NOTE G - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 14, 2012, the date these financial statements were issued, and determined that no events which have occurred would require adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

ABAX Brokerage Services LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

NET CAPITAL	
Total member's capital	$ 647,749
Non-allowable assets	(578,120)
Net capital	$ 69,629
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 302,044
NET CAPITAL REQUIREMENT MINIMUM	
Net capital required as 6.67% of aggregate indebtedness	$ 20,136
Minimum dollar net capital required per SEC Rule 15c3-1	$ 5,000
Net capital requirement	$ 20,136
Excess net capital	$ 49,493
Ratio of aggregate indebtedness to net capital	433.79%

Reconciliation of unaudited computation of net capital to audited computation of net capital as of December 31, 2011

Unaudited computation of net capital per most recent quarterly filing	$ 558,070
Audit adjustments for additional other assets	89,679
Adjusted computation of net capital	$ 647,749

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

The audit adjustment noted above is the only difference between the computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by ABAX Brokerage Services LLC and included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2011 filed on January 30, 2012.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements of ABAX Brokerage Services LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

March 14, 2012